16006339

SEC Mail Processing Section

FEB 29 2016

Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tommy Horse Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 8th Street, #2
(No. and Street)

New York (City) New York (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo 201-519-1905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name – *if individual, state last, first, middle name*)

11 Broadway, Suite 700 (Address) New York (City) New York (State) 10004 (Zip Code)

CHECK ONE:

- ◉ Certified Public Accountant
- ○ Public Accountant
- ○ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fern B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tommy Horse Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarized on February 24th, 2016

Signature

CEO

Title

Notary Public

LATOYA JOANNA MULHOLLAND
Notary Public - State of New York
NO. 01MU6330505
Qualified in Kings County
My Commission Expires Sep 14, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOMMY HORSE SECURITIES, LLC

Statement of Financial Condition

December 31, 2015

ASSETS

Cash	$	12,678
Prepaid expenses		2,829
Total assets		15,507

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable		1,121
Accrued expenses		4,500
Total liabilities		5,621
Member's Equity		
Member's Capital		17,861
Current earnings		(7,975)
Total member's equity		9,886
Total liabilities and member's equity	$	15,507

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Income

for the Year Ended December 31, 2015

REVENUES:		
Consulting income	$	5,875
Mutual Fund 12B-1 fees	$	5
Total Revenue		5,880
EXPENSES:		
Professional and consulting fees		6,406
Regulatory fees and expenses		5,367
Other expenses		2,082
Total Expenses		13,855
NET INCOME (LOSS)	$	(7,975)

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Cash Flows

for the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (7,975)
Adjustments to reconcile net loss to net cash used in operating activities:		
Prepaid expenses	1,210	
Accounts payable	(1,389)	
Accrued liabilities	2,522	
Total adjustments		2,343
Net cash used in operating activities		(5,632)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Others	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contribution	7,074	7,074
Net cash provided by financing activities		7,074
INCREASE(DECREASE) IN CASH		1,442
CASH AT BEGINNING OF THE YEAR		11,236
CASH AT END OF THE YEAR		$ 12,678

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2015

		Member's Capital
Balance, January 1, 2015	$	10,787
Net Income(Loss)		(7,975)
Member's Capital Contributions		7,074
Member's Capital Withdrawals		-
Balance, December 31, 2015	$	9,886

The accompanying notes are an integral part of these financial statements

1. Organization and nature of business

Tommy Horse Securities LLC a/k/a THS Ltd. (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized in the State of New York on January 4, 2002. The Company is exempt from SEC customer protection under Paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. Significant Accounting Policies

Basis of Presentation
The Company specializes in mutual funds and variable annuities serving the unique need of individuals with physical and other disadvantages, and the organizations with which they are associated. The Company's income is based on commission and consultation for the services provided. The Company does not carry customers' accounts. The financial statements reflect their service activities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
The Company prepares its financial statements on the accrual basis of accounting.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees over the life of the underlying agreement, at the time work is performed and services are rendered.

Cash and Cash Equivalents
For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation.

Fair Value Measurement
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

As at December 31, 2015, the Company reported cash, prepaid expenses and accounts payable, and other liabilities at carrying values that approximate fair values because of the short maturity.

3. Prepaid Expenses

Prepaid expenses in the amount of $2,829 are for FINRA dues and insurance.

4. Accounts payable and Accrued Expenses

Accounts payable and accrued expenses are professional fees for $5,621.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $7,057 which was $2,057 in excess of its required net capital of $5,000. The Company's ratio was of aggregate indebtedness to net capital was .80 to 1.

6. Income tax

For Income tax purposes, the Company has elected to be taxed as a single member limited liability company and is treated as a "disregarded entity". Therefore, no provisions or liability for federal or state income taxes has been included in the financial statements.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

Schedule I

TOMMY HORSE SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2015

NET CAPITAL		
Total partners' equity		$ 9,886
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		9,886
Deductions:		
Nonallowable assets		
Prepaid expenses	(2,829)	(2,829)
		7,057
Net capital before haircuts on securities positions		
Haircuts on securities		
Other securities	0	0
NET CAPITAL		$ 7,057
AGGREGATE INDEBTEDNESS		
Other payable and accrued expenses	5,621	5,621
Total aggregate indebtedness		$ 5,621
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		$ 375
Minimum dollar required:		$ 5,000
Excess net capital		$ 2,057
Ratio: Aggregate indebtedness to net capital		0.80 to 1

Schedule I (cont.)

TOMMY HORSE SECURITIES, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION (included ir Part IIA of Form X-17A-5 as of December 31, 2015)

There is no material difference between the net capital computation as reported on Tommy Horse Securities LLC FOCUS report-Part IIA as of December 31, 2015

Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report	$	7,057
Adjustments:		
-		-
Net capital per the preceding	$	7,057

Schedule II

TOMMY HORSE SECURITIES, LLC

Computation for determination of reserve requirement under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Schedule III

TOMMY HORSE SECURITIES, LLC

Information relating to possesion or control requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possesion or control of any customer funds or securities at December 31, 2015.